LAS VEGAS RAILWAY EXPRESS, INC.

6650 Via Austi Parkway, Suite 140

Las Vegas, NV 89119

April 28, 2014

US Securities and Exchange Commission
Mr. Benjamin Phippen
Division of Corporate Finance
Washington, D.C. 20549-0306

Re:  Las Vegas Railway Express, Inc.
        Form 10-K for the Fiscal Year Ended March 31, 2013
        Filed July 1, 2013
        Form 10-Q for the Quarterly Periods Ended
        September 30, 2013 and December 31, 2013
        Filed November 12, 2013 and February 12, 2014
        File No. 000-54648

Dear Mr. Phippen:

The following are the Company’s responses to the comments and questions posed in your letter dated March 27, 2014.

Transaction with Xtreme Manufacturing, LLC

Comment #1.

We note your response to prior comment 1 in our letter dated February 10, 2014 and reissue the comment.  Since your response does not provide sufficient factual or analytical context regarding the rail car storage agreement with Xtreme Manufacturing, LLC, we are unable to concur with your determination that the Form 8-K was not required.  Please provide additional, substantial analysis as to how you determined that this agreement is immaterial in the context of your operations.  Please also tell us, with greater specificity, what you mean by “temporary.”

Response.

The Company entered into a Short-Term Storage Contract with Xtreme Manufacturing, LLC which provides for storage of two railcars at a cost of $1,000 per month ($500 per railcar).  The term “temporary” in our previous response was designed to indicate that the Company needed a place to temporarily store the railcars between the time of purchase and the commencement of an operating route, as well as the fact that the contract is on a month-to-month basis and can be terminated by either party with 30 days’ prior notice.  Management does not believe the impact of this agreement is material as the financial impact of the monthly storage rent is not significant, and the contract does not create a long-term commitment for the Company.

Form 10-K for the fiscal year ended March 31, 2013

Comment #2.

Based on your responses to our prior comments 2, 3, 5 through 17, 21, and 24 through 28, we reissue these comments and request that you provide a draft of your proposed disclosure to be made in future filings.  Please specifically key your individual responses to the above-referenced comments.  Also ensure that your proposed disclosure clearly identifies new, revised or deleted disclosures, as appropriate, and provides any requested information or analysis, as applicable.  We may have further comments after reviewing your proposed draft disclosure and any information or analysis you provide.

Response.

The comments referred to above reference various points relating to the Item 1. Business section of our 10-K for the year ended March 31, 2013.  Since the time that the Company originally made these disclosures in the prior year, the focus of the Company’s business plan has changed significantly.  As a result, certain items that we disclosed in the Business section of our Form 10-K for the year ended March 31, 2013, which generated the original comments, have changed or are no longer applicable for future filings.  As a result, in order to respond to the request above, the following is a draft of the Item 1. Business section that the Company plans on including in our current year 10-K for the year ended March 31, 2014.  In drafting this section, we took into account the previous comments referred to above and incorporated them into our current draft accordingly.

Item 1.  Business

History

Las Vegas Railway Express, Inc.  (the “Company”, “we”, “us”, or “our”) was formed as a Delaware corporation on March 9, 2007 as Corporate Outfitters, Inc., a development stage company whose business plan involved establishing itself as a specialized brand promotional merchandising company. On November 3, 2008, pursuant to a common stock purchase agreement, the Company acquired all of the outstanding capital stock of Liberty Capital Asset Management. In connection with the acquisition, the Company changed its name to Liberty Capital Asset Management, Inc. and changed its business plan to one of acquiring pools of non-performing loans and restructuring the financial parameters such that the defaulted borrower can return to making payments in a timely manner.

On January 21, 2010, the Company acquired 100% of the issued and outstanding stock of Las Vegas Railway Express, a Nevada corporation.  In connection with the acquisition, the Company changed its name to Las Vegas Railway Express, Inc. and changed its business plan to one of developing passenger rail transportation and ancillary ticketing and reservation services between the Los Angeles area and Las Vegas, Nevada. Subsequently, the company has focused its infrastructure towards acquiring independently owned passenger rail operations throughout the United States.

Company Overview

The Company has developed an infrastructure consisting of a call center, travel agency, logistics planning management, food and beverage and unique passenger rail cars of the purpose of acquiring or affiliating privately owned passenger rail companies under the Company’s umbrella.

By consolidating either acquired companies and/or affiliated companies, the Company can create economies of scale for its array of member companies. This is much more difficult for small privately held companies where the principals frequently must guarantee personally capital purchases or loans.  The Company relieves that burden and provides a path to liquidity should owners wish to sell.

Operations on the first scheduled route are planned to commence in May 2014.  Subsequent routes will follow with a similar deployment format. We have acquired a series of 16 passenger railcars owned outright by the Company as well as two leased cars acquired through an agreement with Mid America Leasing Company. These cars are planned for use in the deployment of cars on our routes. The first two cars have been completed and delivered for the service which is planned to start in May 2014.

The Company’s common stock is currently quoted on the OTCQB under the symbol “XTRN”.  The Company website is www.vegasxtrain.com, www.clubxtrain.com and www.xtrainvacations.com. The contents of this website are not incorporated into this Report.

The Company maintains offices at 6650 Via Austi Parkway, Suite 170, Las Vegas, Nevada 89119.

Our Competitive Strengths

We believe the following strengths will allow us to acquire prospective privately owned passenger rail operators throughout the US and consolidate them under one brand – X Train.

We have a seasoned team of professionals skilled in acquisitions and company integration. Our team of managers has extensive experience in the acquisition and integration of independent companies under a publicly traded umbrella. Several on our management team have worked together before in rolling up and consolidating independent operating companies. This team has acquired over 10 companies and successfully integrated their revenue streams before.

We own our own travel agency and can book tickets for numerous clients. As a licensed travel agency, we have access to numerous travel portfolios including virtually all passenger rail companies. By booking tickets on these rail lines, the Company becomes a known resource and proficient in rail travel bookings. When acquisitions are made, the travel agency call center operated by the Company can increase sales of tickets to our owned properties.

Low Equipment and Facilities Cost.  We have been able to develop what has traditionally been a highly capital intensive business while keeping our capital costs to relatively low levels. Our approach is dramatically different and much lower cost than any competing concept; see “Competition”. Our strategy has been to acquire or lease used railcars and renovate them as opposed to acquiring expensive new equipment.  This has the dual effect of both significantly reducing capital costs and also providing a large pool of available railcars for purchase upon demand.

Experienced Management and Board of Directors. We have an experienced management team and board of directors comprised of both experienced industry professionals and successful entrepreneurs. Our CEO, Michael Barron has been experience establishing and growing several companies over the past 30 years.  Mr. McPherson serves on the Board of Directors of CSX Corporation and has served as President/CEO of the Illinois Central Railroad, a Class 1 railroad and served as President/CEO of the Florida East Coast Railway.  Gilbert Lamphere also serves on the board of CSX Corporation.  In addition, three of our other directors with extensive experience are former managers and/or officers of Union Pacific and other financial enterprises.

There is only one other company in this space which is a private, not public company.  As a public company, we can offer selling companies a path to liquidity not available in a private company. We feel this gives us an edge in negotiating purchases from prospect companies.

Robust and sophisticated marketing engine and call center to grow revenues.  Our team is experienced in using modern and sophisticated marketing and sales techniques such as social media, internet marketing and direct reach push advertising. We are skilled in the creation and integration of technical marketing data and customer push technology.

Train Equipment and Service

The Company leases two passenger rail cars which it has refurbished into its Club X Train motif. Each Club X Train car seats 48 passengers in la club room style motif reminiscent of a nightclub of the 1940’s and 1950’s. One of the cars has a full demonstration kitchen on board for entertainment style cooking for party events. These cars are available to be deployed on various companies which we acquire to add a specialty product currently unavailable to most independent companies currently in the business.

Club X Train style car

Club X Train style interiors

All of our Club X Train passenger railcars are Pullman cars formerly operated by Amtrak and are expected to be renovated by our facilities in Indiana and in Las Vegas to provide the luxurious, Vegas-style interior we require. The cars have been acquired from various sources including municipalities where these cars are coming out of service.

Sales and Distribution

We intend to sell tickets for the X-Train through our website, www.xtrainvacations.com , www.clubxtrain.com. Our call centers and our terminal ticket counters expect to additionally sell through third party distributors such as Expedia, Travelocity, Orbitz and other internet travel agencies. We expect also to be able to use certain of the distribution links provided by the Amtrak network and website.

Pricing and Revenue Management

Our fare structure is expected to be comprised of multiple "buckets," with seat prices generally increasing as the number of days prior to travel decreases. Prices in the highest pricing “bucket” can be up to 50% higher than the prices in the lowest “bucket.” Currently we anticipate an average ticket price of about $49 for the “Club X Train” service and about $29 for the “Coach Class”. All of our fares are expected to be one-way and non-refundable, although they may be changed for a fee.

The number of seats offered at each fare “bucket” of Club X Train will be established through a continual process of forecasting, optimization and competitive analysis. Booking history and seasonal trends are expected to be used to forecast anticipated demand. These historical forecasts will be combined with current bookings, upcoming events, competitive pressures and other factors to establish a mix of fares designed to maximize revenue. This ability to accurately adjust prices based on fluctuating demand patterns is expected to allow us to maximize revenue from existing capacity.

Our pricing on Club X Train seats has been guided by a pricing study conducted by RL Banks. The results of the study after an examination of seven other comparable rail passenger excursion services are as follows:

Ancillary Revenues

In addition to the basic X-Train service offering, our business model also includes many premium options that will serve as sources of ancillary revenue. Each X-Train passenger car is expected to be served by a bartender who will prepare premium alcoholic beverages not included in the base ticket fare. Snacks and various X-Train merchandising are also expected to be offered for purchase through our free mobile application.

We also aim to capture significant revenue as a “one stop” booking agent for our passengers’ complete itinerary. In these activities, commissions is expected to be derived through our call centers, our website, and our on-board mobile application, where customers will be allowed the option to book ahead for various Vegas attractions and necessities such as hotels, shows, tours, restaurant reservations, and rental cars.

Maintenance Facilities

Each of the acquisition candidates maintains some form of maintenance repair facility at their local location. In addition to these local facilities, the Company plans to provide a national repair facility via its partnership with Xtreme Manufacturing, LLC of Las Vegas, Nevada.  Xtreme Manufacturing, LLC, maintains a car renovation shop for in Elwood, Kansas for heavy equipment repair, as well as a railcar fabrication facility in Las Vegas, Nevada.

Las Vegas Railcar Fabrication Facility at Xtreme Manufacturing, LLC.

The Acquisition Targets

Below are the target routes of independently owned and operated passenger rail routes in the country that are candidates for acquisition by the Company. These prospects could either be affiliates of the Company for services or owned outright by the Company.

Grand Canyon Railway	http://www.thetrain.com/	Williams, AZ	Daily, year round.	Food and Lodging at destination. Limited service on train	$59 vintage bench, $170 Observation Dome, $144 includes overnight hotel stay, Canyon Discovery Plus $365 with one night hotel stay, $350/three night package. Many other packages in this general price range.	Steam powered excursions. Grand Canyon tour packages, bundled with hotel stays
Arkansas and Missouri Railroad	http://amrailroad.com/	Springdale, AR	1-2 days/week Jan-Mar, 4-5 days/week April-Nov, 5 day's/week "Holiday Express" in December	Snack and beverage service	$40 Coach-$90 First Class, depending on excursion and season	Freight and Excursion service. 1920's Vintage Pullman coach cars. 1950's Vintage Parlor car for First Class
Verde Canyon Railroad	http://verdecanyonrr.com/	Clarkdale, AZ	5-6 days/ week year round, twice a week in Dec-Jan	Snack bar. Appetizers and full service cash-bar seat service for First Class	$54 Coach-$125 First Class "Rhythm on the Rails" $600 to reserve Caboose for 6 adults	Take a ride on Arizona's longest-running nature show
Eureka Springs and North Arkansas Railway	http://esnarailway.com/		May-October Dinner Train	Yes	Excursion Train (4.5 miles, 1.5 hours) $14	On the Excursion Train you can chat with the conductor and crew while switching operations are explained.
Fillmore and Western Railway	http://fwry.com/	Fillmore, CA	Year round events ~3/week	Yes	"Murder Mystery" Dinner train $89 Weekend Scenic Excursions $24	"Home of the Movie Trains" Special event excursions
Sacramento RiverTrain	http://sacramentorivertrain.com/	Sacramento, CA	Year round, weekends	Yes	$44--$92	Dinner & Music, Murder Train, Brunch Train,"Great Train Robbery"

Abilene & Smoky Valley RR	http://asvrr.org/	Abilene, KS	May-October	Dinner Train runs June-Oct	$14 Standard Coach, $30 Steam Train, $45 Dinner Train	
Midland Railway	http://www.midlandrailway.org/	Baldwin City, KS	Memorial Day-October. Santa Claus Express in December	Kansas Belle Dinner Train on weekends	$12-$25, Dinner Train prices not posted.	
Big South Fork Scenic Railway	http://bsfsry.com/	Stearns, KY	April-December	No, box lunch at destination	$45 Cab Ride/Lunch, $28 w/lunch, $18 ride/museum visit	
Bluegrass Scenic Railroad	http://bgrm.org/	Versailles, KY	March-October	No	$11.50, First Class $16.50	In conjunction with Railroad Museum
My Old Kentucky Dinner Train	http://kydinnertrain.com/	Bardstown, KY	Year round	yes	$85 Dinner ride, $110 Special Excursions.	"Theme rides" Interactive wedding, murder mystery shows.
Maine Eastern Railroad	http://maineeasternrailroad.com/	Portland, ME	August-October, Wed thru Sat	Snacks and beverages	$30 Adult	
Western Maryland Scenic Railroad	http://wmsr.com/	Cumberland, MD	May-December	Lunch, snacks	$35 Coach, $45 Club, $55 First Class. Specialty rides $85	
Cape Cod Central Railroad	https://www.capetrain.com/	Hyannis, MA	May-October	$50 Brunch, $45 Gourmet Lunch, $79 Elegant Dinner,	Narrated Scenic ride $20

Columbia Star Dinner Train	http://dinnertrain.com/	Columbia, MO	Year round, every other weekend	Yes	$80 Dinner, $60 Brunch	
St. Louis Iron Mountain RR	http://slimrr.com/	Jackson, MO	April - December	Yes	$16, $30 Dinner ride	Narrated historic rides
Branson Scenic Railway	http://bransontrain.com/	Branson, MO	March-December	Yes	$26 Excursion, $56 Dinner Train	
Café Lafayette Dinner Train	http://nhdinnertrain.com/	North Woodstock, NH	May-October	Yes	$79-$89	
Conway Scenic Railroad	http://conwayscenic.com/	North Conway, NH	May - December	Yes	$15.50-$41, $34.50 - $66.95 Dining car	
Hobo Scenic Railroad	http://hoborr.com/	Lincoln, NH	May - December	"Hobo Picnic" and snack service	$15	
White Mountain Central Railroad	site down	Lincoln, NH				
Black River & Western Railroad	http://www.newjerseytrain.org/	Flemington, NJ	June - December	No	Multiple excursions, most under $20 others not published or "coming soon"	
Delaware River Railroad Excursions	http://877trainride.com/index.htm	Phillipsburg, NJ	May - December	No	Many excursions, base price $16	
Cumbres & Toltec Scenic Railroad	http://www.cumbrestoltec.com/	Chama, NM	May - September	Lunch during stopover	$59-$169	Steam powered, narrow gauge

Insurance

We will provide liability insurance caps. In addition, we are prepared to maintain liability insurance with a limit of not less than $400 million; as well as other insurance policies we believe are of types customary in the industry and as required by the Department of Transportation and in amounts we believe are adequate to protect us against material loss. The policies principally provide coverage for public liability, passenger liability, baggage and cargo liability, property damage, including coverage for loss or damage to our rail equipment and workers' compensation insurance. There is no assurance; however, that the amount of insurance we carry will be sufficient to protect us from material loss.

Employees

We currently have 12 employees.  Initially, we anticipate hiring a team of approximately 2 employees per car deployed to assist in train and depot operations. Most of our train personnel will be classified as servers / entertainers and are expected not to be covered by any collective bargaining agreements. Our other train operations personnel, including technical operations and maintenance, are expected to be provided through our outsourcing agreement with Amtrak; and our food and beverage personnel are expected to be provided on an outsourced basis to Masterpiece Cuisine.

Competition

Our primary competitor is Iowa Pacific Corp. of Chicago, Illinois. Iowa Pacific is a private company which operates freight short line businesses as well as six passenger excursions. Iowa Pacific is looking to acquire independently owned passenger rail services. www.iowapacific.com

Safety

Passenger train service is among the safest form of travel in the country.

Comment #3.

We note your response to prior comment 4 in our letter dated February 10, 2014.  However, we are unable to locate the revised disclosure, as referenced in your response.  Therefore, we reissue the comment.

Response.

In the Company Overview section of the response to comment number 2 above, we included a detailed listing of the target routes the Company is pursuing.

Comment #4.

We note your response to prior comment 20 in our letter dated February 10, 2014.  However, since the Company is a smaller reporting company, please revise your analysis under the requirements of Item 404(d) of Regulation S-K, which requires, among other things, a description of any transaction required by Item 404(a) for a transaction in which the amount involved exceeds the lesser of $120,000 or one percent of the average of the company’s total assets at year end for the last two completed fiscal years.

Response.

The Company’s average total assets for the two most recently completed fiscal years as of October 31, 2013 and 2012 were $2,272,534, of which 1% amounted to $22,725.  The amount of the transaction with Transportation Management Services, Inc. exceeded this amount, which included payments of $13,500 as well as the issuance of 600,000 shares of common stock with a value of approximately $30,000.  Accordingly, the Company disclosed the transaction with John Marino and Transportation Management Services, Inc. in Item 13 of its 10-K (see final paragraph of Item 13 in the 10-K for the year end October 31, 2013).  We believed this disclosure adequately described the extent of the transaction with Transportation Management Services, Inc.

Comment #5.

Noting your disclosure under Item 9 of the 10-K for the fiscal year ended March 31, 2013, please tell us why you were not required to file an Exhibit 16 letter from the former accountant stating whether the accountant agrees with the statements made in your Form 10-K.

Response.

The 10-K for the fiscal year ended March 31, 2013 contained the related financial statements for the fiscal years ended March 31, 2013 and 2012, which were both audited by our current auditors.  We previously amended our 10-K filed for the year ended March 31, 2012, which originally included the former accountant’s audit opinion, to reflect the impact of several financial statement restatements.  In the process, our current accountants audited the financial statements for the year ended March 31, 2012, and their audit opinion was included in the amended 10-K for the year ended March 31, 2012.  As a result, in the 10-K filed for the fiscal year ended March 31, 2013, the former accountant’s services were not relevant to any of the periods being presented.  Accordingly, we did not believe it was necessary to file the exhibit stating whether they agreed with the statements in the 10-K.

Comment # 6.

Based upon the disclosure in the 8-K filed on March 5, 2014, it appears that Penny White served as the Company’s COO prior to her recent promotion to the office of President/COO.  Please explain why you believe that disclosure was not required by Items 401 and 402 of Regulation S-K for Ms. White in the 10-K for the fiscal year ended March 31, 2013.

Response.

Penny White was not officially promoted to the title of COO until February 2014.  Therefore, the disclosures were not required for the fiscal year ended March 31, 2013.

Comment # 7.

We note your response to comment 18 of our letter dated February 10, 2014. We have reviewed your Step 1 and 2 analyses included in your exhibits and note that you determined the market value of your company by using the market price quoted on the OTC Bulletin Board as of each respective balance sheet date. Please note that for various reasons the market price of an individual equity security is not always representative of the fair value of a company. Taking this and other factors such as, the company’s lack of revenue, recurring losses, net capital deficit, the recent termination of your agreement with Union Pacific Railroad Company and your disclosure that these factors and others raise substantial doubt about the company’s ability to continue as a going concern, please tell us, in detail, how you determined that your fair value determination in Step 1 represented the actual price a market participant would pay for the company in an orderly transaction. In addition, please tell us what consideration was given to using multiple valuation techniques such as other market, income or asset approaches in determining fair value.

Response.

We acknowledge that for various reasons, the market price per the OTC Bulletin Board may not always be representative of the fair value of the Company. Regarding other valuation techniques, the income approach seemed less desirable than the market approach as the Company has a relatively novel business plan. So we concluded that using income projections and determining appropriate discount rates would be more speculative than using the value investors are willing to pay for stock in the Company. Furthermore, the asset approach did not seem appropriate as we are valuing an enterprise with income potential, not an asset for which there would be a replacement value.

Regarding other market approaches, in the previous analysis, to estimate the fair value of the Company, we had used the closing trading price on March 31, 2013 of $0.10 times the number of non-affiliate shares outstanding.  During the timeframe in question, in addition to the shares which were trading on the open market, the Company was also selling shares of its stock to investors for cash.  During the year ended March 31, 2013, the Company sold 45,640,000 shares of its common stock as part of a private placement for total proceeds of $2,282,000, representing a per share price of $0.05.  Subsequent to the year ended March 31, 2013, the Company has also sold an additional 7,000,000 shares (350,000 shares after taking into account the 1-20 reverse stock split on December 2, 2013) for total proceeds of $175,000, representing a pre-split price per share of $0.025.  If we were to utilize the reduced per share price of $0.025 per share to estimate the fair value, the calculated fair value of the Company would be approximately $1,200,000.  As the book value (less liabilities for discontinued operations) of the Company at March 31, 2013 was ($144,290), the implied goodwill would be approximately $1,344,290, which is still greater than the carrying value of the goodwill of $843,697.  Therefore, we do not believe the goodwill is impaired as of March 31, 2013, even when the reduced price is utilized to estimate the market value.

Comment # 8.

As a related matter, we note that in certain portions of your Step 2 analysis, you include only an explanation of the calculation rather than the actual quantitative financial information that should be included in the analysis.  Please provide us with a revised goodwill impairment analysis as of Mach 31, 2013 and your most recent period reported that includes all of the quantitative information necessary to fully understand your analysis and conclusion that goodwill was not impaired at each period end.

Response.

Annexed hereto, we are providing a revised goodwill impairment analysis as of March 31, 2013 including the quantitative analysis.

Regarding our most recent period, during the fourth quarter of the fiscal year ended March 31, 2014, the Company changed the direction of its business entirely such that it is no longer pursuing the operation of passenger train service between Los Angeles and Las Vegas. Consequently, as the Company is no longer in the same line of business, the premise for continued capitalization of goodwill no longer exists and it will be written off in this period.

Very truly yours,
/s/ Wanda Witoslawski
Chief Financial Officer

Cc: Michael A. Barron
      File

To:	LVRE Accounting File
Date:	May 15, 2013 – Revised April 18, 2014
Re:	Goodwill Impairment

BACKGROUND

On January 21, 2010 (the “Transaction Date”), Liberty Capital Asset Management, Inc., a publicly traded Delaware corporation (“LCAM” or “Buyer” or the “Company”) entered into an asset purchase agreement (“Agreement”) with Las Vegas Railway Express, a Nevada corporation (“XTrain” or “Seller”). Selling shareholders are collectively “Sellers.” The aforementioned asset purchase is hereafter the Transaction.  Subsequent to the Transaction, LCAM changed its name to Las Vegas Railway Express, Inc. (“LVRE”).

Prior to the Transaction, LCAM was in the business of mortgage banking, which business was discontinued soon after the Transaction. XTrain is in the development stage, and is building a business that will provide train service from Southern California to Las Vegas, Nevada.

The accounting for the Transaction has been analyzed (see separate “Memo – Xtrain Acquisition”) and the following is the conclusion of that analysis.

The acquisition of XTrain by LCAM was a business combination as defined by ASC 805. The Company applied the steps outlined in ASC 805 to account for the business combination, including identification of acquired assets and liabilities. There was no minority interest. Consideration for the business combination was $800,000, consisting of 20 million shares of LCAM stock. Shares granted upon attainment of milestones after the business combination were deemed to be part of the original consideration for the Transaction. Goodwill generated from the Transaction was $843,697 and was recorded in connection with the business combination.

Within the Agreement are certain milestones necessary in order for the train service to start. Two of the milestones have been met, and the Company is working towards completion of the remaining milestones.

ISSUE

Has the goodwill generated from the Transaction been impaired at March 31, 2013?

TECHNICAL REFERENCE

FASB Accounting Standards Codification (“ASC”) 350-20, Goodwill

DISCUSSION

At March 31, 2013, LVRE has negative stockholders’ equity, and has been operating at a loss for the year then ended. So we are going to bypass the qualitative assessment of whether goodwill has been impaired as provided in ASC 350-20-35-3A.

ASC 350-20-35-3B states “An entity has an unconditional option to bypass the qualitative assessment described in the preceding paragraph for any reporting unit in any period and proceed directly to performing the first step of the goodwill impairment test. An entity may resume performing the qualitative assessment in any subsequent period.”

Step 1

ASC 350-20-35-4 states “The first step of the goodwill impairment test, used to identify potential impairment, compares the fair value of a reporting unit with its carrying amount, including goodwill.”

Fair Value

The aggregate market value of Common Stock held by non-affiliates based on the closing price of the registrant's Common Stock on the OTCBB on March 31, 2013 is estimated to be approximately $4,700,000.1

Carrying Amount

The Company had a shareholders’ deficit at March 31, 2013 of ($338,331).  However, included in the equity were liabilities of $194,041 related to the discontinued banking business which are not related to the train reporting unit. Adding back the impact of the discontinued operation liabilities, the adjusted shareholders’ deficit, or carrying value of the train reporting unit, amounts to ($144,290).

Step 1 Test

The fair value exceeds the carrying amount by $4,844,290 ($4,700,000 – ($144,290)). Therefore, based on Step 1, there is no impairment. According to ASC 350-20-65-1,

1 Per the LVRE Form 10-K filed 7/10/12, the total value of non-affiliate shares were $4,378,818, based on total non-affiliate shares of 48,653,533 outstanding and a closing price of $0.09 per share at 3/31/12.  The closing price of the stock on 3/31/13 was $0.10 per share.  Assuming the same number of non-affiliate shares outstanding, the total value is conservatively estimated at $4,700,000.

“If the carrying amount of a reporting unit is zero or negative, the second step of the impairment test shall be performed to measure the amount of impairment loss, if any, when it is more likely than not (that is, a likelihood of more than 50 percent) that a goodwill impairment exists. In considering whether it is more likely than not that a goodwill impairment exists, an entity shall evaluate, using the process described in paragraphs 350-20-35-3F through 35-3G, whether there are adverse qualitative factors, including the examples of events and circumstances provided in paragraph 350-20-35-3C(a) through (g). In evaluating whether it is more likely than not that the goodwill of a reporting unit with a zero or negative carrying amount is impaired, an entity also should take into consideration whether there are significant differences between the carrying amount and the estimated fair value of its assets and liabilities, and the existence of significant unrecognized intangible assets.”

We have evaluated the circumstances in 350-20-35-3C(a) through (g)2, and have not found any of them to exist for XTrain. However ASC 350-20-35-3F and G state that those factors are not individually determinative of potential impairment, and that “An entity shall evaluate, on the basis of the weight of evidence, the significance of all identified events and circumstances in the context of determining whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount.”

We have therefore decided to perform Step 2 to see if there would be any impairment recognized by such performance.

Step 2

ASC 350-20-35-9 states, “The second step of the goodwill impairment test, used to measure the amount of impairment loss, compares the implied fair value of reporting unit goodwill with the carrying amount of that goodwill.”

And ASC 350-20-35-14 states,

“The implied fair value of goodwill shall be determined in the same manner as the amount of goodwill recognized in a business combination or an acquisition by a not-for-profit entity was determined. That is, an entity shall assign the fair value of a reporting unit to all of the assets and liabilities of that unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination or an acquisition by a not-for-profit entity.”

2 See Exhibit 1 to this memo.

To do this, we first assume the purchase price is the market capitalization of $3,771,000. We are not going to adjust it up to compensate for the control discount.3

Next, we determine if there are any unrecognized intangible assets as follows.

Customer contracts/relationships	None
Patents	None
Trade names / trademarks	Seperable - this can be sold or licensed
Non-compete agreements	None
Assembled workforce	Not an idendifiable asset - part of goodwill

The trade name “XTrain” is separable, and could be licensed or sold.  However at March 31, 2013, there were no operations and therefore no brand awareness or market value to this name. So while it is separable, and in theory could be sold or licensed, there was no market for it. The train, and any competing operation can use any name because this name is not associated with anything.  So it had no value.

Next, we assess the fair value of assets and liabilities as follows.

Account	Book Value	Comments
Cash	$ 1,262,615	Book value equals fair value
Other current assets	471,772	Book value equals fair value due to short-term nature
Fixed assets	393,789	Depreciation approximates wear and tear, therefore net book value approximates fair value
Goodwill	843,697	Included inthis assessment
Other assets	625,958	Deposit with Union Pacific is down payment on work they will do short-term. So it equals fair value.
Tradename		No value - see discussion above
Assembled workforce		Included in goodwill
Notes payable	129,375	Book value equals fair value due to short-term nature
Accounts payable	375,295	Book value equals fair value due to short-term nature
Derivative liability	3,181,537	Already recorded at fair value

Based on the above, the carrying value of the assets and liabilities approximates their fair value.4

We therefore calculate the value of goodwill as follows.

3 Shares of stock trade at a price that does not give the stockholder control of the entity. As a result, the trading price is at a theoretical discount from what would be paid to obtain control.
4 As discussed above, we consider the discontinued liability related to the prior banking business to exist outside the train operating unit. So it has been excluded from this analysis.

Consideration	$4,700,000
Fair value of assets and liabilities	(144,290	) A
Calculated value of goodwill	$4,844,290

A – Note that as the carrying value approximates fair value, this is the stockholders’ deficit of the train reporting unit.

Since the indicated value of the goodwill at March 31, 2013 is $4,844,290, and the carrying value is $843,697, the carrying value of goodwill is not impaired.

CONCLUSION

Based on the above, there has been no impairment of goodwill as of 3/31/13.

EXHIBIT 1 – Technical Reference

Per ASC 350-20-35-3C,

In evaluating whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, an entity shall assess relevant events and circumstances. Examples of such events and circumstances include the following:

a.
Macroeconomic conditions such as a deterioration in general economic conditions, limitations on accessing capital, fluctuations in foreign exchange rates, or other developments in equity and credit markets

b.
Industry and market considerations such as a deterioration in the environment in which an entity operates, an increased competitive environment, a decline in market-dependent multiples or metrics (consider in both absolute terms and relative to peers), a change in the market for an entity’s products or services, or a regulatory or political development

c.	Cost factors such as increases in raw materials, labor, or other costs that have a negative effect on earnings and cash flows

d.	Overall financial performance such as negative or declining cash flows or a decline in actual or planned revenue or earnings compared with actual and projected results of relevant prior periods

e.	Other relevant entity-specific events such as changes in management, key personnel, strategy, or customers; contemplation of bankruptcy; or litigation

f.
Events affecting a reporting unit such as a change in the composition or carrying amount of its net assets, a more-likely-than-not expectation of selling or disposing all, or a portion, of a reporting unit, the testing for recoverability of a significant asset group within a reporting unit, or recognition of a goodwill impairment loss in the financial statements of a subsidiary that is a component of a reporting unit

g.	If applicable, a sustained decrease in share price (consider in both absolute terms and relative to peers).